FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                      Notification of Interests in Shares

1) Options Granted under the BG Group Sharesave Scheme (HMRC approved)

BG Group plc has today received notification from the following Executive Director and Persons Discharging Managerial Responsibilities (PDMRs) that, on 4 September 2006, they were each granted an option under the rules of the above Scheme to acquire the following BG Group plc ordinary shares of 10p each (Shares) at a price of 582p per Share:

Name       Total number of  Period within         Total number of Share options
           Share options    which                 held under all BG share option
           granted          exercisable           schemes after this grant
           on 4 September
           2006
Executive
Director

William
Friedrich           1,606   1 Nov 09 to                   2,058,050
                            30 Apr 10
PDMRs

Charles             2,766   1 Nov 11 to                     461,653
Bland                       30 Apr 12

Stuart              2,766   1 Nov 11 to                     396,663
Fysh                        30 Apr 12


2) Options Granted under the BG Group Company Share Option Scheme (CSOS)

BG Group plc has today received notification from the following Executive Directors and PDMRs that, on 4 September 2006, they were each granted an option under the rules of the CSOS to acquire the following Shares at a price of 689.83p per Share:

Options granted under the CSOS are normally exercisable between 3 and 10 years after the date of grant and their exercise is conditional upon the achievement of specified performance criteria.

Name        Total number of Share            Total number of Share options held
            options granted                  under all BG share option schemes
            on 4 September 2006              after this grant
Executive
Directors
Frank                   521,868                                      3,025,247
Chapman
William
Friedrich               393,847                                      2,451,897
Ashley                  308,228                                      1,373,170
Almanza
PDMRs
Jorn                    142,698                                        443,080
Berget
Charles                 108,858                                        570,511
Bland
Mark                    142,698                                        363,330
Carne
Peter                   108,858                                        558,757
Duffy
Stuart                  183,469                                        580,132
Fysh
Martin                  171,238                                        866,699
Houston
Stefan
Ricketts                108,858                                        302,742
Rick                    142,698                                        554,693
Waddell

These options are normally exercisable between 4 September 2009 and 3 September 2016.

3) Awards under the BG Group Long Term Incentive Scheme (LTIS)

BG Group plc has today received notification from the following Executive Directors and PDMRs that, on 4 September 2006, they were each allocated the following Shares under the rules of the LTIS:

Name           Number of Shares                          Total number of Shares
               allocated           allocated under the BG LTIS after this award
               on 4 September
               2006
Executive
Directors
Frank                   516,738                                      2,629,462
Chapman
William
Friedrich               326,254                                      1,936,216
Ashley Almanza          255,330                                      1,351,828
PDMRs
Jorn Berget             118,208                                        506,467
Charles                  90,176                                        553,321
Bland
Mark Carne              118,208                                        373,127
Peter Duffy              90,176                                        556,755
Stuart Fysh             151,982                                        684,517
Martin Houston          141,850                                        716,829
Stefan
Ricketts                 90,176                                        310,334
Rick Waddell            118,208                                        678,867

Under normal circumstances, the Shares will not be released until after the performance period of 3 years, commencing on 4 September 2006. The release will be conditional upon the achievement of specified performance criteria.

The number of Shares shown is the maximum number which could be released under the terms of the Scheme if the performance criteria were to be met in full.

Today, the Company also received notification of the awards from the trustee of the LTIS.


5 September 2006

Website www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 5 September 2006                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary